Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                 Name and Address of Company

Keegan Resources Inc.
Suite 700, 1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

Item 2                 Date of Material Change

October 15, 2012

Item 3                 News Release

A news release was issued by Keegan Resources Inc. (“Keegan” or the “Company”) on October 15, 2012 and distributed through Marketwire and filed on SEDAR.  A copy of the news release is attached as Schedule “A”.

Item 4                 Summary of Material Change

On October 15, 2012, the Company announced the following:

•	Strategic alliance and financing with Highland Park raises an initial $32.5 million, with $37.8 million further investment potential. Significantly adds to Keegan’s existing $186 million treasury;

•
Appointment of Mr. Peter Breese as President and Chief Executive Officer and Mr. Tony Devlin as Chief Operating Officer. Mr. Breese and Mr. Devlin’s extensive record of mine development in Africa significantly de-risks the successful construction and operation of an efficient modern gold mine; and

•	Appointment of Mr. Breese and Mr. Colin Steyn as Directors and resignation of Daniel McCoy as Director.

Item 5                 Full Description of Material Change

5.1	Full Description of Material Change

See copy of the news release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

For further information contact Shawn Wallace, Chairman and Director of the Company at the above-mentioned address or by telephone at 604-683-8193.

Item 9                 Date of Report

October 16, 2012

Schedule “A”

Keegan Welcomes Highland Park Group as Strategic Investor
and Recruits Highly Experienced Management Team For Development of Esaase Gold Project

Highlights:

•	Strategic alliance and financing with Highland Park raises an initial $32.5 million, with $37.8 million further investment potential. Significantly adds to Keegan’s existing $186 million treasury.

•
Appointment of experienced mine builders: Mr. Peter Breese as President and Chief Executive Officer (“CEO”) and Mr. Tony Devlin as Chief Operating Officer (“COO”). Mr. Breese and Mr. Devlin’s extensive record of mine development in Africa significantly de-risks the successful construction and operation of an efficient modern gold mine.

Vancouver, British Columbia, October 15, 2012: Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to announce that it has arranged a private placement with Highland Park S.A. (“Highland Park”) of Johannesburg, South Africa and some other investors.  Highland Park will become a major strategic investor in the Company but is not expected to materially affect control. The placement will involve an equity issue of a targeted 9,443,500 Units at C$3.44 per Unit, the five-day volume weighted average market price based on the date of signing of the principle subscription agreement, resulting in a targeted total of $32.5 million raised. The placement will further enhance the Company’s already strong financial position and will provide access to Highland Park’s substantial resource management skills. The funds from the placement will enable Keegan to fast track the Company’s flagship Esaase gold project in Ghana and emerge as a significant gold producer.

The key investors in Highland Park include the original founders and former executives of Toronto based LionOre Mining International Limited (“LionOre”). LionOre was acquired in 2007 for US$6.3 billion by Norilsk Nickel. Highland Park was also involved in the development and strategic direction of Mantra Resources into a leading uranium explorer and developer prior to its acquisition by ARMZ Uranium Holding Co. in 2011.

In conjunction with the Highland Park investment, Keegan is pleased to announce the appointments of Mr. Peter Breese as President and Chief Executive Officer and Mr. Tony Devlin as Chief Operating Officer of the Company to occur concurrently with completion of the placement.  Mr. Breese will also be appointed as a Director of Keegan. Along with Mr. Breese and Mr. Devlin comes a multidisciplinary technical team that has the expertise necessary to execute on all aspects of the project.  The Board understands that the appointment of a CEO and a COO with strong records of success in project development and operations management, as well as extensive experience in Africa, is an important and timely step for the Company as it evolves from an explorer into a significant near-term gold producer.  Shawn Wallace, co-founder, Chairman and acting CEO, will continue to play a key role with Keegan as Chairman of the Board and as a Director.

The Board is very pleased to have Highland Park as a strategic investor and has also invited Mr. Colin Steyn, previously CEO of LionOre and currently the Chairman of Coalspur Mines, to join the Board of Keegan upon completion of the financing. Mr. Steyn was a Director of LionOre from 1998 and was appointed President and CEO in 1999. Prior to this, Mr. Steyn was Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. Mr. Steyn holds an MBA from Cranfield University, UK and is currently a Director of Mirabela Nickel and the Chairman of Coalspur Mines.

Dr. Daniel McCoy will step down from the Board on closing to make room for these new appointments.  Dr. McCoy has been integral in the discovery and delineation of the Esaase gold project and the Company wishes to thank him for his many contributions as a Director.  Dr. McCoy will continue with Keegan in his present role as Chief Geologist.

Shawn Wallace, Chairman of the Board, commented: “We think that the investment in Keegan by Highland Park, a group of very successful and experienced mining executives known for their meticulous approach and extensive due diligence, represents a major endorsement of our project, our new plan and our team. I am delighted to also welcome Peter and Tony to the Keegan team. Their extensive African project development and operational experience will be critical in transforming Keegan into a significant gold producer. The value of putting in place a team that has worked together for many years on several successful projects is invaluable. Execution risk is currently a key issue for investors in the mining industry and we feel that by putting this team in place we have more than addressed this. The timing of these appointments is ideal as we finalize a revised Pre-Feasibility Study following our extensive re-examination of the development options for our flagship Esaase gold project.

I would also on behalf of the entire Board like to give a special thank you to Dr. Daniel McCoy. Dan was responsible for assembling and guiding the technical team that discovered and delineated the Esaase gold project and his contribution was critical to our exploration success.

The funds raised from the placement and any subsequent warrant exercise will add significantly to our already strong financial position, minimizing financing risk, and will now enable us to expedite the development of our key asset in Ghana. I believe Keegan now stands out as one of the few development projects that will be virtually fully financed without committing any debt security over its property or hedging any of its future gold production. The partnership with Highland Park will be accretive to all shareholders. We will also gain from the demonstrated corporate, development and operational skills and expertise of Mr. Colin Steyn and Highland Park as we commence the transition from explorer to significant gold producer.”

Colin Steyn, on behalf of Highland Park, commented: “Our investment follows a lengthy and exhaustive due diligence of a number of gold opportunities in Africa by our technical team and our decision to invest in Keegan reflects our confidence in the quality of Keegan’s Esaase gold project and its management, and also reflects our confidence in Ghana as an investment destination.”

Peter Breese has over 25 years executive, operational and project management experience in the global mining industry in the base and precious metals sectors. Peter is currently a Director of TSX listed Coalspur Mines Limited. He has held a number of senior executive positions including CEO of Mantra Resources, CEO of Norilsk Nickel International, COO of LionOre, as well as senior management and board positions with Impala Platinum Holdings (South Africa), Mimosa Mining Company (Zimbabwe), Zimasco (Zimbabwe) and BCL (Botswana).

Tony Devlin has over 30 years executive, operational and project management experience in Africa. Most recently Tony was Managing Director (“MD”) of Mantra Tanzania. Prior to that he was MD of Williamson Diamonds in Tanzania and also held a number of executive management positions with Anglo American including CEO of Zimbabwe Alloys (Zimbabwe).

The financing will include the issuance of up to 9,443,500 Units at C$3.44 per Unit, the five-day volume weighted average market price based on the date of signing of the subscription agreement, resulting in a total of $32.5 million raised.  Each Unit will consist of one Common Share of the Company as well as one Warrant to purchase a Common Share in the Company for a period of two years at a price of $4.00 per share.  Should the Company’s share price trade at a price of greater than $6.00 per share for a period of twenty consecutive trading days, the Company will have a right to accelerate the exercise period of the Warrants to 30 days.  Exercise of the Warrants would raise an additional $37.8 million.  The private placement will result in Highland Park securing an initial 9.6% ownership of the Company with the Warrant providing an opportunity to increase their ownership to 17.3% assuming no intervening additional share issuances.  Highland Park will become a strategic partner and the single largest shareholder in Keegan.  The placement is not expected to materially affect control given the size of the other institutional shareholdings.

There are no fees or broker warrants associated with the financing.  The financing is currently subject to TSX acceptance and will rely on an exemption from shareholders approval requirements under NYSE MKT rules.  Insiders may purchase up to 10% of the financing.  The financing will not be registered under the securities laws of the United States and will not be offered to US Persons except where permitted by exemptions form US registration requirements. All securities issued under the placement will be subject to a 4 month resale restriction from closing under Canadian law.

On Behalf of the Board of Directors,

Shawn Wallace
Chairman of the Board

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.